Emerge Energy Services LP

1400 Civic Place, Suite 250

Southlake, Texas 76092

April 24, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:                             Emerge Energy Services LP (f/k/a Emergent Energy Services LP)

Registration Statement on Form S-1

Filed March 25, 2013

File No. 333-187487

Ladies and Gentlemen:

Set forth below are the responses of Emerge Energy Services LP, a Delaware limited partnership (hereafter “us,” “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2013 with respect to the Partnership’s registration statement on Form S-1 filed with the Commission on March 22, 2013, File No. 333-187487 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For the Staff’s convenience, we are also submitting a marked copy of Amendment No. 1 showing all changes made to the Registration Statement.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the unmarked copy of the Amendment No. 1, unless otherwise indicated.

Form S-1

Industry and Market Data, page v

1.                                      We re-issue comment 1 from our letter dated June 21, 2012 in part. Please supplementally provide us with the relevant portions of any updated third party report that you cite, such as the February 6, 2013 PropTester® report. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

Response:  We acknowledge the Staff’s comment and are supplementally submitting under separate cover copies of the relevant portions of the research reports cited in our prospectus.  These reports are the PropTester Report dated February 6, 2013, the 2013 USGS Mineral Yearbook Summary and the Baker Hughes report dated March 1, 2013. To expedite the Staff’s review, we have clearly marked each report to highlight the applicable portion or section containing the information on which we rely and have included cross-references to the appropriate location in Amendment No 1.  In addition, we confirm that none of the reports were commissioned by the Partnership or prepared in connection with the Registration Statement.

Sand Customers, page 4

2.                                      We note that in response to comment 1 from our letter dated December 7, 2012, you revised your disclosure on page 4 to disclose the various contract types in place for your Barron facility’s annual production capacity. You appear to disclose the impact of fixed volume as compared to take-or-pay contracts in your risk factor on page 33 entitled “[a]ny material nonpayment …,” and you have also provided disclosure under management’s discussion and analysis of financial condition and results of operations under “[h]ow we generate our revenues” beginning on page 88. However, please better explain efforts-based contracts and tolling agreements.

Response:  We acknowledge the Staff’s comment and we have revised the Registration Statement accordingly. Please see the disclosure on page 88.

The Offering, page 19

3.                                      We note your response to comment 3 from our letter dated December 7, 2012 and your statement in footnote 1 to the registration fee table that the transactions registered on this Form S-1 include “common units issuable upon exercise of the underwriters’ option to purchase additional common units.” Please explain to us whether, in the event and to the extent that the underwriters’ option is not exercised in full, the issuance of common units to Insight Equity and the other private investors will be pursuant to an exemption from registration, and if so, what exemption.

Response:   We acknowledge the Staff’s comment and respectfully advise the Staff that footnote 1 to the fee table is intended to cover the offering and sale of all of the common units covered by the underwriters’ option in the event they exercise that option in full.  To the extent that the option is not exercised in full, the common units subject to the unexercised portion of the option will be issued to Insight Equity and the other private investors in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), not pursuant to the offering and sale covered by the registration statement.

In determining that the private placement will be exempt from registration under Section 4(a)(2), we considered the following factors: (i) the units will be issued to a limited number of sophisticated investors who have sufficient knowledge of financial and business matters to evaluate the risks and merits of the investment, (ii) as investors in our predecessor entities,  Insight Equity and the other private investors have adequate information about the Partnership to make an informed investment decision and (iii) the investors will acquire the unregistered securities for their own account, without a view to resell or distribute to others immediately thereafter. Insight Equity and the other private investors are aware that, upon issuance, the common units will be restricted securities that may not be resold without registration under the Securities Act or another valid exemption therefrom.

We respectfully note that this structure for the underwriters’ option—in which common units are issued in a private placement to the sponsors of the registrant to the extent that the underwriters’ option is not exercised—has become familiar to investors in initial public offerings by master limited partnerships (including KNOT Offshore Partners, Suncoke Energy Partners and CVR Refining Partners thus far in 2013).

Sand Segment page 141

4.                                      Please revise to update your mineral reserves to correspond to your fiscal year end. Please note that mineral reserves may be depleted based on your annual mine production.

Response:   We acknowledge the Staff’s comment and we have revised the Registration Statement accordingly. Please see the disclosure on pages 4, 9, 71, 134, 137, 140, 141, 142, 144, and 146.  Acquired mineral reserves or mineral resources are depleted using the unit-of-production method.  Please see page F-35.

5.                                      Please disclose the annual production tonnage for each of your mines.

Response:   We acknowledge the Staff’s comment and we have revised the Registration Statement accordingly. Please see the disclosure on pages 4 and 141.

Exhibits

6.                                      We note that you currently list certain exhibits as filed previously, and appear to intend to incorporate exhibits submitted confidentially. However, as this is your first registration statement filed under the Securities Act, this should be complete, including all required exhibits. See Jumpstart Our Business Startups Act Frequently Asked Questions, Confidential Submission Process for Emerging Growth Companies, FAQ #10, available at http://www.sec.gov/divisions/corpfin/guidance/cfjumpstartfaq.htm.

Response:   We acknowledge the Staff’s comment, and we have filed with Amendment No. 1 all exhibits that were previously submitted confidentially but not included in our initial Form S-1 filing.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

EMERGE ENERGY SERVICES LP

By:	Emerge Energy Services GP LLC,
its General Partner

By:	/s/ Rick Shearer
Rick Shearer
Chief Executive Officer

cc:                                Ryan J. Maierson (Issuer’s counsel)

Alan Beck (Underwriter’s counsel)